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STOCKBRIDGE INVESTMENT PARTNERS, INC.

                                                            THE BERKSHIRE COMMON
                                                       2 SOUTH STREET, SUITE 360
                                                           PITTSFIELD, MA  01201
                                                           PHONE: (413) 448-2111
                                                             FAX: (413) 448-2120



                                 April 12, 1996


Mr. David Batchelder
President
Batchelder & Partners, Inc.
4330 LaJolla Village Drive, Suite 200
San Diego, CA  92122

Dear David:

     Stockbridge Investment Partners, Inc. ("Stockbridge") is currently preparing the documents which you have requested in support of our proposal submitted to the Board of Directors of Amserv Healthcare Inc. ("Amserv") on March 29, 1996.

     Stockbridge intends to modify its proposal inorder to tender for any and all shares of Amserv. Stockbridge believes that over 500,000 shares of stock in Amserv will enter into an agreement with Stockbridge not to tender.

     Stockbridge intends to provide Amserv with evidence of irrevocable commitments in amounts sufficient to finance the tender assuming all eligible shares tender. Stockbridge expects to submit these commitments to Amserv on or before April 24, 1996.

     We look forward to working closely with you and the Board of Directors in our combined effort to enhance value for all stockholders. Please call if you have any additional questions.

                              Sincerely Yours,

                                    /s/Tom

                              Thomas M. Clarke
                              President


TMC/df

CC:  Board of Directors
     Amserv Healthcare Inc.